EXHIBIT 99.1

Caledonia Mining Corporation Plc Q3 2018 Production update and earnings downgrade

ST HELIER, Jersey, Oct. 11, 2018 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; TSX: CAL) announces quarterly gold production from the Blanket Mine (“Blanket”) in Zimbabwe for the quarter ended September 30, 2018 (“Q3 2018” or the “Quarter”). All production numbers are expressed on a 100 per cent basis and are based on mine production data and are therefore subject to adjustment following final assay at the refiners.

Approximately 13,978 ounces of gold were produced during the Quarter, 10 per cent above production in the second quarter of 2018 and 3 per cent below production in the third quarter of 2017. Gold produced for the 9 months to September 30, 2018 was 39,559 ounces, marginally behind the 39,710 ounces produced in the corresponding period in 2017. The improvement in production in the Quarter is expected to continue into the fourth quarter. The directors of Caledonia have taken a decision to marginally reduce and narrow the range of 2018 production guidance from 55,000 to 59,000 ounces to a range of between 54,000 and 56,000 ounces. Caledonia remains on track to achieve its production target of 80,000 ounces in 2021.

As a result of the adjusted 2018 production guidance and the recent weakness in the gold price, assuming the current spot gold price is maintained for the rest of 2018 and assuming no material change in the Company’s operating costs, Caledonia expects full year 2018 adjusted earnings to be in the range of 140c to 150c per share. This is a reduction from the previous earnings guidance of 165c to 190c per share but is 3 per cent to 12 per cent higher than the earnings achieved in 2017.

Commenting on the announcement, Steve Curtis, Chief Executive Officer, said:

“Production of 13,978 ounces in the third quarter of 2018 is a welcome improvement on the production levels achieved in the first two quarters of 2018. The Company expects this improvement to be maintained in the fourth quarter of 2018.  Notwithstanding the improved operating performance, we believe it is appropriate to adjust and tighten our production guidance for 2018 from the previous level of 55,000 to 59,000 ounces to a slightly reduced level of 54,000 to 56,000 ounces. Along with this adjustment and in light of the weaker than budgeted gold price in recent months we have issued new earnings guidance for 2018 of between 140 and 150 cents per share.”

“Grade during the quarter continued to be below expected levels and remains a key area of focus for the business. I am pleased with the progress that our technical teams have made with our focus on improved mining practices to minimise dilution and I have confidence that their efforts will continue to deliver results. We remain confident in the underlying geological model for Blanket and that the longer-term potential of the ore body is robust. We expect grade to return to budgeted levels in the fourth quarter of 2018.”

“The sinking of the central shaft continues according to plan and within budget, we look forward to commencing production from the central shaft in 2020 which is expected to deliver the Company’s growth plan to achieve 80,000 ounces by 2021.”

About Caledonia Mining

Caledonia’s primary asset is a 49 per cent interest in an operating gold mine in Zimbabwe, Blanket. In August 2018, Caledonia announced that it had signed a memorandum of understanding to increase its shareholding in Blanket to 64%, subject to the execution of a legally binding sale agreement and regulatory approvals. Caledonia’s shares are listed on the NYSE American (symbol: CMCL) and on the Toronto Stock Exchange (symbol: CAL) and depositary interests representing the shares are traded on London’s AIM (symbol: CMCL).

As at June 30, 2018, Caledonia had net cash of approximately US$5.3 million. The Company plans for Blanket to increase gold production from 56,136 ounces in 2017 to approximately 80,000 ounces by 2021; Blanket’s target production for 2018 is 54,000 to 56,000 ounces. Caledonia expects to publish its results for the quarter to September 30, 2018 on or around November 14, 2018.

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139

WH Ireland Adrian Hadden/Jessica Cave/ James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014.
Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business, inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations, relationships with and claims by local communities and indigenous populations, political risk, availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occur,; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.